August 10, 2007

Mr. Richard Tan
Chief Executive Officer
Stone Tan China Acquisition Corp.
9191 Towne Center Drive, Suite 410
San Diego, California 92122


      Re:	Stone Tan China Acquisition Corp.
      	Amendment No. 4 to Registration Statement on Form S-1
   Filed August 6, 2007
   File No. 333-142729


Dear Mr. Tan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please revise the cover page to identify the nine states and disclose that investors may only purchase shares if they reside in one of the nine states or are institutional investors.
2. We note your response to prior comment three and the revised disclosure on page 21. It is unclear why you qualify the disclosure by stating that the executive officer and directors "may" have conflicts that must be presented to other entities "[i]f appropriate." Please revise to state, if true, that the executive officer and directors must present opportunities first to Kap Stone
Paper, McDonald`s and the other entities, identifying each entity.
3. We note your response to prior comment four. Please revise the heading to the last risk factor on page 34 to reflect the statement that investors "will not" be able to acquire or resell your securities if they reside in the identified states.
4. We note your response to prior comment five. Please revise the first risk factor heading on page 34 to state, if true, that retail investors in the IPO and aftermarket will only be permitted to purchase or sell your securities if they reside in the nine states, identifying the states.
5. We note your response to prior comment nine.  You state on page
73
that Messrs. Stone and Tan "have a fiduciary obligation to these companies that take priority over us." You also state that to minimize conflicts of interest they have "agreed to present to [you] for [your] consideration any company or business" meeting certain requirements. Please revise to reconcile the inconsistency. Does the phrase "subject to their respective fiduciary obligations" mean that they will present opportunities appropriate for Kap Stone Paper,
McDonald`s, Pacific Millennium, Samling and Domtar to those entities before presenting them to you? If so, it is unclear what effect the agreement to present any conflicting business opportunities to you first would have. Please revise accordingly.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding the financial statements and related matters.
Please contact James Lopez at (202) 551-3536 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc:	Fran Stoller, Esq.
	Fax (212) 214-0706